UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Causeway ETMF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11111 Santa Monica Boulevard
15th Floor
Los Angeles, CA 90025

Telephone Number:	(310) 231-6100

Name and Address of Agent for Service of Process:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

Copy to:
Mark D. Perlow
Dechert LLP
One Bush Street, Suite 1600
San Francisco, CA 94104

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES [X]    NO [    ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Los Angeles, California on the 20th day of September, 2017.

Causeway ETMF Trust

By:	/s/ Turner Swan
Turner Swan President

Attest:	/s/ Kurt Decko
Kurt Decko Assistant Secretary